SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                           HALLWOOD ENERGY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     40636X
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              W. Alan Kailer, Esq.
                 Jenkens & Gilchrist, a Professional Corporation
                          1445 Ross Avenue, Suite 3200
                            Dallas, Texas 75202-2799
                                 (214) 855-4500
--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                  May 11, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), (f) or (g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwisesubject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40636X

     1.   Names of  Reporting  Persons  S.S.  or I.R.S.  Identification  Nos. of
          Persons:
                       The Hallwood Group Incorporated            51-0261339
          ----------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a) [  ]       (b) [  ]

     3.   SEC Use Only
                      ----------------------------------------------------------

     4.   Source of Funds (See instructions)            00
                                            ------------------------------------

     5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6.   Citizenship or Place of Organization          Delaware
                                              ---------------------------------


                                    7.   Sole Voting Power            0
                                                                  --------------
         Number of Shares           8.   Shared Voting Power          0
         Beneficially Owned by                                    --------------
         Each Reporting Person      9.   Sole Dispositive Power       0
         With                                                     --------------
                                    10.  Shared Dispositive Power     0
                                                                  --------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                              0 Shares
          ----------------------------------------------------------------------

     12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

     13.  Percent of Class Represented by Amount in Row 11.
                              0%
          ----------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions):

                              CO
          ----------------------------------------------------------------------

                                  Schedule 13D
                                  ------------

         This Amendment No. 4 to Schedule 13D amends the Schedule 13D, dated June 17, 1999, as previously amended (the "Schedule 13D"), filed by The Hallwood Group Incorporated, a Delaware Corporation ("Hallwood"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D. "No material changes" means no material changes to the response contained in the Hallwood's Schedule 13D previously filed.

Item 1.        Security and Issuer.

               No material changes.

Item 2.        Identity and Background.

               No material changes.

Item 3.        Source and Amount of Funds or Other Consideration.

               Not applicable.

Item 4.        Purpose of Transactions.

(a) and (b)    Pursuant to an  Agreement  and Plan of Merger,  dated as of March
               29, 2001 (the "Merger  Agreement"),  by and among Pure Resources,
               Inc., a Delaware corporation ("Pure"), Pure Resources II, Inc., a
               Delaware corporation and indirect wholly-owned subsidiary of Pure
               ("Purchaser"),  and Hallwood Energy  Corporation (the "Company"),
               and subject to the conditions set forth therein  (including,  but not  limited  to, the  adoption  of the Merger  Agreement  by the stockholders  of the  Company),  Purchaser  will be  merged  (the
               "Merger")  with and into the  Company,  with the  Company  as the
               surviving  corporation  (the  "Surviving   Corporation")  in  the
               Merger.  Each issued and  outstanding  share of the common  stock
               (the "Common Stock") of the Company will be converted into the right to receive $12.50 and each issued and outstanding share of preferred stock (the "Preferred Stock") will be converted into the right to receive $10.84. In addition, certain options and warrants to purchase Common Stock will be purchased for an amount per share equal to the difference between $12.50 and the exercise price per share of Common Stock covered by such option or warrant on the terms set forth in the Merger Agreement.

               Pursuant to the Merger Agreement, Purchaser completed the initial offering period of a tender offer (the "Tender Offer") on May 11, 2001 (not including shares to be purchased pursuant to a subsequent offering period) for all of the Company's issued and outstanding Common Stock and Preferred Stock at a purchase price of $12.50 and $10.84, respectively, per share.

               Hallwood tendered all of its shares of Common Stock during the initial offering period of the Tender Offer and such shares were accepted for payment by Purchaser.

(c)-(j)        No material change.

Item 5.  Interest in Securities of the Issuer.

(a) As a result of the Tender Offer, Hallwood does not own any securities of the Company.

(b)            Not applicable.

(c) Except as disclosed herein, there have been no other transactions in the securities of the Company by Hallwood or any of its officers or directors within the past sixty days.

(d)            Not applicable.

(e) Hallwood ceased to be the beneficial owner of the shares of Common Stock on May 11, 2001

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               No material changes

Item 7.        Materials to Be Filed as Exhibits.

               None

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


      Date: May 21, 2001             THE HALLWOOD GROUP INCORPORATED



                                     By:  /s/ Melvin J. Melle
                                        ---------------------------------------
                                        Melvin J. Melle
                                        Vice President